May 2, 2005

Mr. Daniel Duchovny
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:	Davel Communications, Inc. Schedule 13E-3 Filed April 12, 2005 File No. 005-54989 Amended Preliminary Schedule 14C Filed April 12, 2005 File No. 000-25207 Amended Schedule 14F-1 Filed April 12, 2005

Dear Mr. Duchovny

We are in receipt of your comment letter dated April 20, 2005 to Davel Communications, Inc. (“Davel”, or the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

Schedule 14F-1

1.
We reissue comment 1 in part. Please provide us your detailed analysis of why as a non-listed company, you are not required to comply with the requirements of Item 401(h) of Regulation S-K and Item 7 of Schedule 14A. Also, note that Item 7(d)(1) requires your disclosure of whether you have an audit committee, not whether you are required to have one. If you do have an audit committee, then you are required by this Item to identify each committee member, state the number of meetings held by the committee and describe briefly the functions of the committee. Additionally, refer to Item 401(a) of Regulation S-K which requires the disclosure of all positions and offices held by each of your directors with you. Finally, given your disclosure that you do not have a nominating committee, provide the disclosure required by Item 7(d)(2)(i).

The company does not believe that it is required to comply with Items 401(h) and 401(i) of Regulation S-K, requiring disclosure about an audit committee financial expert and identifying its audit committee, for the reasons set forth below.

Instruction 1 to Item 401(h) of Regulation S-K, relating to audit committee financial experts, states: “The registrant need not provide the disclosure required by this Item 401(h) in a proxy or information statement unless that registrant is electing to incorporate this information by reference from the proxy or information statement into its annual report pursuant to general instruction G(3) to Form 10-K.”  Davel is providing an information statement and is not electing to incorporate by reference into its annual report.  Therefore, we do not believe it needs to provide disclosure about an audit committee financial expert.

Item 401(i) of Regulation S-K states that the audit committee must be identified if the company is a “listed issuer”, as defined in § 240.10A-3.  Rule 10A-3(e)(9) defines the term “listed” as securities listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association or to issuers of such securities.  Since Davel is traded on the Bulletin Board, it is not a “listed issuer” for purposes of Rule 10A-3 and, therefore, its audit committee does not need to be identified.

Nevertheless, the company has revised its disclosure to include the following:

-- A statement that the company has an audit committee

-- Identification of the members of the audit committee

-- A brief description of the functions the audit committee performs

-- A statement of the number of meetings each of the compensation committee and the audit committee held in 2003 and 2004

-- A statement of the basis for the view of the board of directors that it is appropriate for the company not to have a nominating committee and identifying each director who participates in the consideration of director nominees.”

2.
We note your response to comment 1 with respect to Item 8 of Schedule 14F-1. We disagree that the information required is that which would have been required as of November 2004. Your filing and distribution of the Schedule 14F-1 was not made until after the end of 2004, thus you are required to disclose information for fiscal year 2004.

The company has revised its disclosures to include executive compensation and other conforming disclosures for 2004. See pages 3 through 5 of Schedule 14f-1.

Schedule 13E-3

Item 13

3.
We note your response to our prior comment 5. Typically, the parties disseminate the disclosure document following the completion of the review process by the staff of the Division of Corporation Finance. While we note the timing restrictions faced by the company, the company should have factored in a sufficient amount of time for completion of the review process. We understand from your response that the company mailed the information statement without resolving all staff comments and that the company does not believe it needs to circulate any additional information. Without agreeing with your analyses and conclusions, we will not raise additional comment at this time. However, we continue to believe that the shareholders are entitled to updated financial information and the previous comment noted above remains outstanding. In this regard, we give you no assurance with regard to your compliance with the disclosure and dissemination requirements of the federal securities laws.

Noted.

Preliminary Schedule 14C

Analysis of the Board of Directors - Page 29

4.	Revise your disclosure to include the substance of your response.

The Company has revised its disclosure to include the substance of its response. See page 31 of Schedule 14C.

Appendix E. Pro Forma Financial Statements

5.
We note your response to comment 16. Tell us where you have made the adjustments that show the cash payment to be made to the minority shareholders. If you have not shown this adjustment, revise the pro forma financial statements to show it or give us your analysis as to why it not required to be shown.

The pro forma financial statements have been revised to show the cash payment to the minority shareholders and the related transaction expenses as a reduction of stockholders’ equity. Although the company continues to believe that the per share amounts on a post-split basis is not meaningful to the minority shareholders, it would not be appropriate for the company to present a reduction in stockholders’ equity without a corresponding reduction in the number of outstanding shares of common stock. Therefore, the number of outstanding shares and the related per share amounts have been adjusted to reflect the 1-for-97,500,000 reverse stock split in the pro forma financial statements.

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The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any comments or questions regarding our response, please contact Ernest M. Stern, our outside counsel at Schiff Hardin LLP, at (202) 778-6400, or, if you cannot reach him, call me at (216) 875-4200.

Sincerely,
/s/ Tammy Martin
Tammy Martin
Chief Administrative Officer

Cc:	Ernest M. Stern, Esq. Jay Wright